UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 February, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold")

APPOINTMENT OF ADDITIONAL INDEPENDENT NON-EXECUTIVE DIRECTORS

Westonaria, 22 February 2013:   In terms of Section 3.59 of the Listings Requirements of JSE Limited ("JSE"), the Board is pleased to announce the appointment of Mr Timothy Cumming, Mr Barry Davison, Mr Nkosemntu Nika and Ms Susan van der Merwe as independent non-executive Directors of Sibanye Gold with effect from 21 February 2013.

Mr Cumming is the founder and partner of Scatterlinks, a South African based company offering mentoring and coaching to senior business executives as well as strategic advisory services to financial services businesses. He was previously involved with the Old Mutual Group as CEO of the OM Investment Group SA, Executive Vice president-Director of Global Business Development of Old Mutual Asset Management (USA), Managing Director – Head of Corporate Segment of Old Mutual (South Africa), Strategy Director of Old Mutual (Emerging Markets) and Interim CEO of Old Mutual Investment Group (South Africa). He was also Executive Director and Head of Investment Research (Africa) for HSBC Securities. Mr Cumming started his career as a management trainee at Anglo American Corporation of South Africa and worked on a variety of gold and diamond mines including being Resident Engineer at Anglo American Corporation's gold mines in Welkom. His qualifications include a BSC Engineering (Hons) from the University of Cape Town and BA (Oxon) (PPE) and MA (Oxon) from the Oxford University in the United Kingdom.

Mr Davison has more than 40 years' experience in the mining industry and has served as Executive Chairman of Anglo American Platinum, Chairman of Anglo American plc's Ferrous Metals and Industries Division and Executive Director of Anglo American plc. He was a director of a number of listed companies including Nedbank banking Group, Kumba Resources Limited, Samancor Limited and the Tongaat-Hulett Group Limited. Mr Davison's qualifications include a Bachelor of Arts degree in law and economics from the University of The Witwatersrand, a Graduate's Commerce Diploma from Birmingham University in the United Kingdom, a CIS Diploma in Advanced Financial Management and an Advanced Executive Programme from the University of South Africa.

Mr Nika is currently an independent non-executive Director of Scaw South Africa (Pty) Limited, ConvergeNet Holdings Limited and Chairman of the Audit and Risk Committee of Foskor (Pty) Limited. He was previously Chief Financial Officer and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom, Shell and Anglo American Corporation Limited. He was also a non-executive Board member of the Industrial Development Corporation and chaired the Board Audit Committee, and Governance and Ethics Committee. Mr Nika's qualifications include a B Com, B Compt (Hons), CA (SA) and an Advanced Management Programme (INSEAD).

Ms van der Merwe is a Member of Parliament where she has served in various capacities since 1996. She currently serves on the Portfolio Committee on Trade and Industry. She was previously the Deputy Minister of Foreign Affairs for the period 2004 to 2010. She is currently a member of the National Executive Committee of the African National Congress. Ms van der Merwe has participated in various civil society organisations and currently serves as Trustee on the Kay Mason Foundation which is a non-profit organization assisting disadvantaged scholars in the Cape Town area. She holds a Bachelor of Arts Degree from the University of Cape Town.

The Board welcomes Messrs Cumming, Davison, Nika and Ms van der Merwe to Sibanye Gold. The wealth of experience and broad range of knowledge that the new board members bring across various disciplines, will balance and enhance the capacity that the Sibanye Board already has. The Board looks forward to their no-doubt considerable contribution to the on-going development of Sibanye Gold.

22 February 2013

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 22, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer